Exhibit 99.1

Vicore Announces the Nomination Committee for the 2027 Annual General Meeting

Stockholm, Sweden & Cambridge, Mass., November 3, 2026 – Vicore Pharma Holding AB (Nasdaq Stockholm: VICO, Nasdaq US: VCRE), a biopharmaceutical company unlocking the potential of angiotensin II type 2 receptor agonists, today announced the composition of the Nomination Committee for the 2027 Annual General Meeting (AGM). The three largest shareholders as of August 31, 2026, have each appointed a member to the Committee.

The Nomination Committee consists of Staffan Lindstrand, appointed by HealthCap VII L.P., Jan Särlvik, appointed by the Fourth Swedish National Pension Fund, and Ivo Staijen, appointed by HBM Healthcare Investments (Cayman) Ltd. Vicore’s chairman, Hans Schikan, is also a member and acts as the convener of the Committee.

The task of the Nomination Committee is to prepare and present proposals for the number of board members to be elected at the AGM, the election of a chairman and other members of the board, board fees, remuneration for committee work, election of a chairman of the AGM, election of auditor, auditor’s fees, and proposals for rules for the appointment of the Nomination Committee for the 2028 AGM.

The AGM will take place on May 5, 2027. Shareholders who wish to submit their comments or proposals to the Nomination Committee may do so no later than January 15, 2027, by email to info@vicorepharma.com, or by letter to Vicore Pharma Holding AB, Kornhamnstorg 53, 111 27 Stockholm. The Nomination Committee’s proposals will be presented in the notice convening the AGM and on the company’s website.

For further information, please contact:

Hans Jeppsson, CFO, +46 (0)70 553 14 65, hans.jeppsson@vicorepharma.com

About Vicore Pharma Holding AB

Vicore Pharma is a clinical-stage biopharmaceutical company unlocking the potential of a new class of drugs with disease-modifying potential in respiratory and fibrotic diseases, including idiopathic pulmonary fibrosis (IPF). The company’s lead program, buloxibutid, is an oral small-molecule angiotensin II type 2 receptor agonist, which received Orphan Drug and Fast Track designations from the United States Food and Drug Administration and is currently being investigated in the global 52-week Phase 2b ASPIRE trial in IPF. Vicore Pharma is publicly listed on Nasdaq Stockholm (VICO) and Nasdaq US (VCRE). www.vicorepharma.com

Vicore Pharma Holding AB (publ) | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden
   Phone: +46 (0)31 78 80 560  |  VAT nr SE556680380401  |  www.vicorepharma.com